UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2018

Commission File Number: 333-219678

MICRO FOCUS INTERNATIONAL PLC

(Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 10-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS1

Exhibit No.	Exhibit Description
99.1	Board and Management Team Changes, dated 08 January 2018

8 January 2018

Micro Focus International plc

Board and Management Team Changes

Micro Focus International plc (LSE: MCRO.L, NYSE: MFGP), the global enterprise software product group, announces that Mike Phillips, currently CFO, will be moving to the new role of Director of M&A. Micro Focus also announces the appointments of Chris Kennedy as CFO and Ian Fraser as Chief Human Resources Officer.  These appointments are with immediate effect.

Mike Phillips, Chris Kennedy and Ian Fraser will report to Chris Hsu, CEO.  Mike Phillips will step down from the Board on 31st January 2018.

Kevin Loosemore, Executive Chairman of Micro Focus, commented: "I am delighted to announce that we are further strengthening our management team in support of our strategy and the growth of the business. We have talked to our shareholders in the past year about how we scale our approach to M&A. I am pleased to announce that Mike Phillips, having been CFO since 2010, will take on the newly created role of Director of M&A. Taking over from Mike as CFO, and joining the Board with immediate effect, will be Chris Kennedy, previously CFO at ARM and easyJet and well known to our investor base. I am also delighted that Ian Fraser will join Micro Focus as Chief Human Resources Officer, having held similar roles at RELX Group and BHP Billiton. Both Chris and Ian bring recent relevant experience in functional terms and also in dealing with listed businesses of scale in the UK and the US, and we welcome them to the team."

In line with disclosures required pursuant to paragraph 9.6.13 of the Listing Rules, the following information is relevant.  Chris Kennedy was Chief Financial Officer of ARM Holdings plc from September 2015 to April 2017. Prior to that, Chris was Group Finance Director of easyJet plc for five years.  He currently serves as a non-executive director on the board of Whitbread plc and as a trustee of the EMI Group Archive Trust and the Great Ormond Street Hospital Trust.  There are no further disclosures required.

-ends-

Enquiries:

Micro Focus                                                     Tel: +44 (0) 1635 565200
Kevin Loosemore, Executive Chairman
Chis Hsu, Chief Executive
Tim Brill, IR Director

Powerscourt (PR adviser)                                Tel: +44 20 7250 1446
Victoria Palmer-Moore
Celine MacDougall

About Micro Focus

Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software Company supporting the technology needs and challenges of the Global 2000. Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Micro Focus (which included HPE Software from completion) and SUSE. Within Micro Focus our solution portfolios are COBOL Development and Mainframe Solutions, Host Connectivity, Identity and Access Security, IT Development and Operations Management Tools, and Collaboration and Networking. Within HPE Software our solution portfolios are IT Operation Management, Application Delivery Management, Enterprise Security Product, Platform, and Information Management Business.  With effect from 1 November 2017 the Micro Focus solution portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com. SUSE, a pioneer in Open Source software, provides reliable, interoperable Linux, Software Defined Infrastructure and Application Delivery platforms that give customers greater control and flexibility while reducing cost. For more information, visit: www.suse.com.

1    NTD: The Company must promptly file current reports on Form 6-K furnishing any of the following information:
●
material non-public information that was made public under English law;
●
information that was filed with and made public by on the London Stock Exchange on which the Company’s securities are listed; and
●
information that was distributed or required to be distributed to security holders.

Examples of information or events required to be filed on Form 6-K include: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the Company deems of material importance to security holders. See also “Micro Focus - Now You Are Public Memorandum” dated April 20, 2017 for more information.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 08 January 2018

Micro Focus International plc

By:	/s/ Mike Phillips
Name:	Mike Phillips
Title:	Chief Financial Officer